SHARPE RESOURCES CORPORATION

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923


05007140

SUPPL

March 29, 2005


RECEIVED
PROCESSING

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Filings/Listings

Dear Sirs:

Re: Exemption # 82-4009- Annual & Special Meeting of Shareholders

Please note that the Meeting scheduled for April 29th, 2005 has been cancelled.

In addition, enclosed is a NEW Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SHARPE RESOURCES CORPORATION

PROCESSED
APR 11 2005
THOMSON
FINANCIAL

Per: Shaun A. Drake

SAD/cd

Encl.

4/11

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: SHARPE RESOURCES CORPORATION

French:

Address: 56 TEMPERANCE STREET, 4TH FLOOR, TORONTO, ONTARIO, M5H 3V5	Telephone: 416-361-0737
	Contact Name: SHAUN A. DRAKE

Transfer Agent	CUID	Name: EQUITY TRANSFER SERVICES	Telephone: 416-361-0152
Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3		E-mail Address	Contact Name: JENNIFER TAN

Proxy Type
- [X] Management
- [ ] Dissenting

Meeting Type
- [X] Annual
- [X] Special
- [ ] General
- [ ] Extraordinary

Material Distribution Type
- [ ] Form C holders only
- [X] All holders

Record Date: 2005 04 27 (yyyy mm dd)
Meeting Date: 2005 06 09 (yyyy mm dd)
Material Mail Date: 2005 05 04 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 89297 1631 RT

[1] # of publications at $93.00 per publication $: 93.00
Plus 7% GST $: 6.51
or 15% HST *(Nfld, NS, NB residents only)* $
Subtotal $: 99.51
Plus 7.5% QST *(Quebec residents only)* $
Total payment enclosed $: 99.51

CDS INC.'s QST Registration Number: 1018767224

Authorized Signature for Invoicing (Transfer Agents only)
Note: *Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA 82001L1008	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake	[signature]	March 29, 2005
Title	Signature	Date

CDSX166 (02/03) front